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Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(in thousands)

	Fiscal Year Ended September 30,
						Six Months Ended March 31, 2007
	2002	2003	2004	2005	2006
Fixed charges:
estimate of interest—from continuing operations*	$36	$47	$5	$3	$25	$22
preference security dividend requirements of consolidated subsidiaries (pre-tax earnings requirement)	—	—	—	—	—	—

Total—combined fixed charges and preference dividends	$36	$5	$5	$3	$25	$22

Earnings:
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	(1,706)	742	(4,495)	(12,715)	(25,365)	(17,644)
Fixed Charges*	36	5	5	3	25	22

subtotal	(1,671)	747	(4,490)	(12,712)	(25,340)	(17,622)
Deduct:

Total Earnings	$(1,671)	$747	$(4,490)	$(12,712)	$(25,340)	$(17,622)

Ratio of earnings to combined fixed charges and preference dividends	(46.9)	157.9	(925.1)	(3,965.8)	(1,026.7)	(810.3)
Deficiency	$1,706	N/A	$4,495	$12,715	$25,365	$17,644

*
represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 20% of total rent expense for facility and equipment leases).

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  Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)